SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 4
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                                  G REIT, INC.
                            (Name of Subject Company)

   SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE
  FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6,
   LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY
     PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC;
                        MACKENZIE PATTERSON FULLER, INC.

                                    (Bidders)
                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                         Amount of
         Valuation*                                          Filing Fee

         $15,400,000                                         $1,812.58


 * For purposes of calculating the filing fee only. Assumes the purchase of 2,200,000 Shares at a purchase price equal to $7 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,812.58
         Form or Registration Number: SC TO-T/A
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: November 7, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 2,200,000 shares of common stock (the "Shares") in G REIT, Inc. (the "Corporation"), the subject company, at a purchase price equal to $7 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 (the "Offer Date") and December 30, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. As previously disclosed, the Corporation has made dividends of $0.125 per share since November 1, 2005, so pursuant to the terms of the Offer, the Offer Price was approximately $6.88 per Share ($6.875).

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 80,439.1834 shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 80,439.1834 shares, or approximately 0.2% of the total outstanding shares. These shares were allocated among the Purchasers as follows:
MPF-NY 2005, LLC - 8,044 Shares
Steven Gold - 4,022 Shares
Sutter Opportunity Fund 3, LLC - 42,800 Shares
MPF Income Fund 21, LLC - 25,573.1834 Shares

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 23, 2006

SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person